Response Biomedical Engages The Trout Group

Leading New York-based Investor Relations Firm To Facilitate Exposure to US Capital Markets

Vancouver, British Columbia, February 11, 2004 – Response Biomedical Corp. (RBM: TSX Venture Exchange), today announced that it has engaged The Trout Group LLC, a leading New York based investor relations firm, to facilitate the Company’s exposure to US capital markets by developing relationships with portfolio managers, investment bankers, industry analysts and the business news media.

With extensive institutional investor relationships in the United States, Canada and Europe, The Trout Group provides strategic advisory and investor relations services to life science companies, including Igen International and QLT Inc.

“As we continue to generate increasing revenue from commercial sales of multiple RAMP product lines including biodefense applications and the environmental detection of West Nile virus, the Company is well positioned for long term success,” said Bill Radvak, President and CEO of Response Biomedical.

“As we move toward securing a US-listing, this is a strategically appropriate time to begin raising public awareness and corporate profile,” added Radvak. “Having recently filed a Form 20-F Registration Statement with the US Securities and Exchange Commission, we believe The Trout Group will be instrumental in increasing the Company’s support and following on Wall Street and other important financial centers.”

“With the rebound in the capital markets, investors are eagerly searching out promising micro-cap companies that have not yet been discovered by Wall Street,” said Jonathan Fassberg, President of The Trout Group. “With several products on the market and an emerging revenue stream, we are confident Response has the business fundamentals and the foundation for rapid growth to garner significant US investor attention.”

About The Trout Group

Since 1995, Trout professionals have advised over 100 public and private companies throughout the US, Canada and Europe with corporate positioning and strategy development, institutional and retail investor outreach, M&A and fundraising support, and market intelligence. Headquartered in New York, The Trout Group also serves clients from satellite offices in San Francisco, Boston, Munich and Tel Aviv.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. RAMP represents an entirely new class of diagnostic, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com